DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	September 30,	December 31,
	2023	2022
	$	$
Assets
Current assets:
Cash and cash equivalents	170,648	216,293
Trade and other receivables (Note 5)	40,886	37,527
Income taxes receivable	36	435
Prepaids and deposits	7,529	6,378
Net investment in finance lease	81	174
Contract costs, net	5,484	2,778
	224,664	263,585
Non-current assets:
Contract costs, net	9,395	7,931
Net investment in finance lease	61	241
Deferred tax asset	104	118
Right-of-use assets, net (Note 6)	1,563	2,038
Property and equipment, net (Note 7)	2,120	2,624
Intangible assets, net (Note 8)	6,410	1,150
Goodwill (Note 9)	9,858	5,982
	254,175	283,669
Liabilities
Current liabilities:
Trade and other payables	30,576	26,025
Automatic share repurchase plan liability (Note 11)	12,763	—
Income taxes payable	210	101
Deferred revenue	64,612	55,779
Contingent consideration	1,153	1,083
Lease obligations (Note 6)	1,513	1,374
	110,827	84,362
Non-current liabilities:
Acquisition holdback payables	1,034	—
Contingent consideration	—	1,177
Deferred revenue	782	528
Lease obligations (Note 6)	881	1,692
Employee benefit obligations	2,857	2,423
Deferred tax liability	2,094	1,276
	118,475	91,458
Shareholders’ equity
Share capital (Note 11)	261,643	268,194
Contributed surplus	11,637	8,458
Accumulated other comprehensive loss	(8,979)	(9,571)
Deficit	(128,601)	(74,870)
Total equity	135,700	192,211
	254,175	283,669
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
(expressed in thousands of United States dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Revenue (Note 14)	46,506	36,966	131,559	103,957
Cost of revenue (Note 15 and 16)	8,779	7,140	25,243	20,671
Gross profit	37,727	29,826	106,316	83,286

Operating expenses
General and administrative (Note 16)	8,317	7,824	25,218	22,796
Sales and marketing (Note 16)	16,221	15,523	51,041	44,150
Research and development (Note 16)	10,271	6,105	26,456	18,401
Share-based compensation (Note 12)	1,845	1,000	4,438	3,624
Foreign exchange (gain) loss	(3,092)	(10,213)	1,365	(11,676)
Depreciation and amortization (Note 6, 7 and 8)	1,056	564	2,587	1,731
	34,618	20,803	111,105	79,026
Operating income (loss)	3,109	9,023	(4,789)	4,260

Finance income, net (Note 10)	(1,933)	(1,325)	(6,506)	(1,677)
Other (income) expense, net	(2)	(21)	181	(64)
Income before income taxes	5,044	10,369	1,536	6,001

Income tax expense	997	95	1,918	583

Net income (loss) for the periods	4,047	10,274	(382)	5,418

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	3,776	10,690	(592)	12,633

Comprehensive income (loss)	271	(416)	210	(7,215)

Income per share - basic	0.12	0.31	(0.01)	0.16
Income per share - diluted	0.12	0.30	(0.01)	0.16
Weighted average number of common shares outstanding - basic (Note 13)	32,474,975	33,044,250	32,907,374	33,024,887
Weighted average number of common shares outstanding - diluted (Note 13)	33,513,101	34,069,688	32,907,374	34,032,666

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
	#	$	$	$	$	$

Balance, December 31, 2021	32,857,422	266,119	4,312	2,113	(81,888)	190,656
Exercise of stock options (Note 11 and 12)	9,179	151	(63)	—	—	88
Share-based compensation (Note 12)	—	—	3,624	—	—	3,624
Release of RSUs (Note 11 and 12)	2,800	194	(194)	—	—	—
Issuance of common shares related to business combination	15,364	700	—	—	—	700
Share issuance under employee share purchase plan (Note 11 and 12)	20,814	762	(126)	—	—	636
Comprehensive loss	—	—	—	(12,633)	5,418	(7,215)
Balance, September 30, 2022	32,905,579	267,926	7,553	(10,520)	(76,470)	188,489

Balance, December 31, 2022	32,913,955	268,194	8,458	(9,571)	(74,870)	192,211
Exercise of stock options (Note 11 and 12)	194,188	1,018	(318)	—	—	700
Share-based compensation (Note 12)	—	—	4,438	—	—	4,438
Share issuance under employee share purchase plan (Note 11 and 12)	16,685	614	(90)	—	—	524
Release of restricted share units (Note 11 and 12)	19,744	851	(851)	—	—	—
Shares issued related to contingent consideration	50,550	1,625	—	—	—	1,625
Shares repurchased for cancellation under normal course issuer bid (Note 11)	(1,333,361)	(10,659)	—	—	(40,586)	(51,245)
Share repurchase commitment under the automatic share purchase plan (Note 11)	—	—	—	—	(12,763)	(12,763)
Comprehensive income (loss)	—	—	—	592	(382)	210
Balance, September 30, 2023	31,861,761	261,643	11,637	(8,979)	(128,601)	135,700

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	Nine months ended September 30,
	2023	2022
	$	$
Cash flows from operating activities
Net (loss) income	(382)	5,418
Adjustments to reconcile net (loss) income to net cash from operating activities:
Depreciation and amortization	2,587	1,731
Share-based compensation	4,438	3,624
Loss on disposal of asset	197	11
Unrealized foreign exchange loss (gain)	723	(12,215)
Income tax expense	1,918	583
Finance income, net	(6,506)	(1,677)
Changes in non-cash working capital items:
Trade and other receivables	(2,321)	(3,483)
Prepaids and deposits	(1,178)	190
Contract costs	(4,188)	(3,982)
Trade and other payables	5,201	1,578
Employee benefit obligations	461	467
Deferred revenue	9,171	8,542
Income taxes (paid) received	(633)	(692)
Cash from operating activities	9,488	95

Cash flows used in investing activities
Purchase of property and equipment	(386)	(860)
Payments of contingent consideration from acquisitions	(216)	(93)
Acquisition of business, net of cash acquired	(8,671)	(1,071)
Cash used in investing activities	(9,273)	(2,024)

Cash flows (used in) from financing activities
Payments received on net investment in finance lease	84	116
Repayment of lease obligations	(1,319)	(1,044)
Interest received	5,636	827
Proceeds from exercise of stock options	700	88
Proceeds from share issuance under employee share purchase plan	524	636
Shares repurchased for cancellation under normal course issuer bid	(51,245)	—
Cash (used in) from financing activities	(45,620)	623

Net change in cash and cash equivalents during the period	(45,405)	(1,306)
Effect of foreign exchange on cash and cash equivalents	(240)	(1,284)
Cash and cash equivalents, beginning of the period	216,293	215,323
Cash and cash equivalents, end of the period	170,648	212,733

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2023
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (the “Company” or “Docebo”) is a provider of cloud-based learning management systems. The Company was incorporated on April 21, 2016 under the laws of the Province of Ontario. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, Canada, M5V 1R9.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

The Company has the following subsidiaries:

Entity name	Country	Ownership percentage September 30, 2023	Ownership percentage December 31, 2022
		%	%
Docebo S.p.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	Dubai	100	100
Docebo UK Limited	England	100	100
Docebo France Société par Actions Simplifiée (“Docebo France”)	France	100	100
Docebo DACH GmbH (“Docebo Germany”)	Germany	100	100
Docebo Australia Pty Ltd. ("Docebo Australia")	Australia	100	100
Docebo Ireland Limited	Ireland	100	100
Circles Collective Inc. ("PeerBoard")	United States	100	—
Edugo AI HK Limited	Hong Kong	100	—

2	Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements (“financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2022. These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 8, 2023.

Use of estimates, assumptions and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2023
(expressed in thousands of US dollars, except share amounts)
Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.

3	Summary of significant accounting policies

The significant accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2022.

4	Business combinations

Circles Collective Inc.

On April 3, 2023, the Company acquired all of the issued and outstanding shares of Circles Collective Inc. (o/a PeerBoard), a plug and play community-as-a-service platform based in the United States. The acquisition of PeerBoard will expand Docebo’s external training offering and enhance the Company’s social learning capabilities.

Total purchase consideration of $2,991, consisting of: (i) cash paid on closing of $2,526; and (ii) a cash holdback amount of $466 (maximum undiscounted amount of $500) payable on the second year anniversary of the acquisition. The issuance of an additional 26,185 common shares, at a fair value of $40.74 (C$51.68) per share, is payable through April 2026 to an employee of the acquiree contingent on continued employment and is accounted for as compensation for post-acquisition services.

In addition, potential future consideration of up to $4,000 in cash over the three years following the closing date is owing to an employee of the acquiree based on the achievement of both performance milestones and continued employment. Given the continued employment requirement, these earn-out payouts will be accounted for as compensation for post-acquisition services and are not considered purchase consideration in the business combination.

Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the three and nine months ended September 30, 2023 amounting to $23 and $522, respectively, were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's condensed consolidated interim statements of income and comprehensive income (loss).

The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value.

The following table summarizes the preliminary allocations of the consideration paid and the amounts of fair value of the assets acquired and liabilities assumed at the acquisition date:

Fair value recognized on acquisition
$
Assets
Current assets:

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2023
(expressed in thousands of US dollars, except share amounts)

Cash and cash equivalents	2
2
Non-current assets:
Technology	1,830
Goodwill	1,210
Total assets	3,042

Liabilities
Current liabilities:
Trade and other payables	2
Deferred revenue	1
3
Non-current liabilities:
Deferred tax liability	48
Total liabilities	51
Fair value of net assets acquired	2,991

Paid in cash	2,526
Holdback payable	466
Working capital adjustment	(1)
Total purchase consideration	2,991

The goodwill related to the acquisition of PeerBoard reflects the benefits attributable to future market development and the fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income tax purposes.

The technology acquired is amortized on a straight-line basis over the estimated useful life of 5 years.

The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date.

Edugo AI HK Limited

On June 9, 2023, the Company acquired all of the issued and outstanding shares of Edugo AI HK Limited (“Edugo.AI”), a Generative AI-based Learning Technology that uses advanced Large Language Models and algorithms to optimize learning paths and adapt to individual learner needs.

Total purchase consideration of $6,731 consisted of: (i) cash paid on closing of $6,151; (ii) a cash holdback amount of $552 (maximum undiscounted amount of $603) payable on the second year anniversary of the acquisition; and (iii) a pre-closing expense advance and post-close working capital adjustment of $28.

In addition, up to $8,028 of additional cash consideration may be payable over the three years following the closing of the transaction, representing the earn-out portion of the consideration paid by the Company or subsidiary thereof in connection with the transaction, based on the achievement of certain performance milestones and employment obligations. Given the continued employment requirement, these earn-out payouts will be accounted for as compensation for post-acquisition services and are not considered purchase consideration in the business combination.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2023
(expressed in thousands of US dollars, except share amounts)
Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the three and nine months ended September 30, 2023 amounting to $218 and $551, respectively, were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's condensed consolidated interim statements of income and comprehensive income (loss).

The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value.

The following table summarizes the preliminary allocations of the consideration paid and the amounts of fair value of the assets acquired and liabilities assumed at the acquisition date:

Fair value recognized on acquisition
$
Assets
Current assets:
Cash and cash equivalents	4
4
Non-current assets:
Technology	4,126
Goodwill	2,772
Total assets	6,902

Liabilities
Current liabilities:
Trade and other payables	171
Total liabilities	171
Fair value of net assets acquired	6,731

Paid in cash	6,151
Holdback payable	552
Pre-funded expenses	38
Working capital adjustment	(10)
Total purchase consideration	6,731

The goodwill related to the acquisition of Edugo.AI reflects the benefits attributable to future market development and the fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income tax purposes.

The technology acquired is amortized on a straight-line basis over the estimated useful life of 5 years.

The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2023
(expressed in thousands of US dollars, except share amounts)

5	Trade and other receivables

The Company’s trade and other receivables as at September 30, 2023 and December 31, 2022 include the following:

	2023	2022
	$	$
Trade receivables	35,023	29,128
Accrued revenues	2,700	3,288
Tax credits receivable	1,984	3,054
Interest receivable	1,087	1,662
Other receivables	92	395
	40,886	37,527

Included in trade receivables is a loss allowance of $986 as at September 30, 2023 and $719 as at December 31, 2022.

6	Leases

The Company’s right-of-use assets by class of assets are as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – December 31, 2022	4,717	382	5,099
Additions	540	—	540
Effects of foreign exchange	(18)	(5)	(23)
Balance – September 30, 2023	5,239	377	5,616

Accumulated amortization
Balance – December 31, 2022	2,796	265	3,061
Amortization	975	45	1,020
Effects of foreign exchange	(31)	3	(28)
Balance – September 30, 2023	3,740	313	4,053

Carrying value
Net balance – December 31, 2022	1,921	117	2,038
Net balance – September 30, 2023	1,499	64	1,563

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2023
(expressed in thousands of US dollars, except share amounts)
The Company’s lease obligations are as follows:

2023
$
Balance – January 1	3,066
Additions	540
Interest accretion	163
Lease repayments	(1,319)
Effects of foreign exchange	(56)
Balance – September 30	2,394

Current	1,513
Non-current	881
2,394

Expenses incurred for the three and nine months ended September 30, 2023 relating to short-term leases and leases of low-value assets were $22 and $90, respectively (2022 - $47 and $163).

7	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Total
	$	$	$	$
Cost
Balance – December 31, 2022	2,983	1,864	332	5,179
Additions	334	52	—	386
Effects of foreign exchange	(28)	(11)	(4)	(43)
Balance – September 30, 2023	3,289	1,905	328	5,522

Accumulated depreciation
Balance – December 31, 2022	1,493	979	83	2,555
Depreciation	624	243	8	875
Effects of foreign exchange	(18)	(7)	(3)	(28)
Balance – September 30, 2023	2,099	1,215	88	3,402

Carrying value
Balance – December 31, 2022	1,490	885	249	2,624
Balance – September 30, 2023	1,190	690	240	2,120

8	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost
Balance – December 31, 2022	1,335	502	43	1,880
Acquisitions through business combinations	—	5,956	—	5,956
Effects of foreign exchange	(15)	(5)	—	(20)
Balance – September 30, 2023	1,320	6,453	43	7,816

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2023
(expressed in thousands of US dollars, except share amounts)

	Acquired
	Customer relationships	Technology	Trademarks	Total

Balance – December 31, 2022	483	218	29	730
Amortization	168	512	12	692
Effects of foreign exchange	(8)	(7)	(1)	(16)
Balance – September 30, 2023	643	723	40	1,406

Carrying value
Balance – December 31, 2022	852	284	14	1,150
Balance – September 30, 2023	677	5,730	3	6,410

9	Goodwill

$
Balance – December 31, 2022	5,982
Additions	3,982
Effects of foreign exchange	(106)
Balance – September 30, 2023	9,858

10	Finance income, net

Finance income for the three and nine months ended September 30, 2023 and 2022 is comprised of:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Interest on acquisition related consideration	28	28	64	83
Interest on lease obligations	51	63	163	207
Interest income	(2,012)	(1,416)	(6,733)	(1,969)
Bank fees and other	—	—	—	2
	(1,933)	(1,325)	(6,506)	(1,677)

11	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
	#	$

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2023
(expressed in thousands of US dollars, except share amounts)

Balance – December 31, 2022	32,913,955	268,194
Exercise of stock options	194,188	1,018
Issuance of common shares under employee share purchase plan	16,685	614
Release of restricted share units	19,744	851
Issuance of common shares related to contingent consideration	50,550	1,625
Purchase of common shares held for cancellation under normal course issuer bid	(1,333,361)	(10,659)
Balance – September 30, 2023	31,861,761	261,643

On April 27, 2023, the Company issued a total of 50,550 common shares from treasury as part of the contingent consideration earn-out payments due to the sellers of forMetris Société par Actions Simplifiée for meeting certain revenue conditions in the second year following the date of acquisition. The shares were issued based on the fair value thereof, which was determined to be $32.09 (C$44.74). The equity settlement resulted in a reduction to the contingent consideration balance as at June 30, 2022.

On May 15, 2023, the Company announced the commencement of a normal course issuer bid (“NCIB”) to repurchase and cancel up to 1,650,672 of its common shares, representing approximately 5% of the public float, over the 12-month period commencing May 18, 2023, and ending no later than May 17, 2024. All repurchases are made through the facilities of the Toronto Stock Exchange and are done at market prices. The amounts paid above the average book value of the common shares are charged to retained earnings. During the nine months ended September 30, 2023, the Company repurchased a total of 1,333,361 common shares for cancellation at an average price of $38.43 (C$50.27) per common share for total cash consideration of $51,245. As at September 30, 2023, $831 of consideration related to common share repurchases was recorded in trade and other payables.

In connection with the NCIB, the Company entered into an automatic share purchase plan ("ASPP") with a designated broker for the purpose of allowing the Company to purchase its common shares under the NCIB during self-imposed trading blackout periods. Under the ASPP, the broker is authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction.

A liability representing the maximum amount that the Company could be required to pay the designated broker under the ASPP was $12,763 as at September 30, 2023. The amount was charged to retained earnings.

12	Share-based compensation

The Company has five components of its share-based compensation plan: stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”) and employee share purchase plan (“ESPP”). Share-based compensation expense for the three and nine months ended September 30, 2023 was $1,845 and $4,438, respectively (2022 - $1,000 and $3,624). The expense associated with each component is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Stock options	743	607	1,769	1,655
DSUs	269	233	722	632
RSUs	806	124	1,862	1,225
ESPP	27	36	85	112
	1,845	1,000	4,438	3,624

There were no PSUs issued and outstanding for the three and nine months ended September 30, 2023 and 2022.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2023
(expressed in thousands of US dollars, except share amounts)
The following table presents share-based compensation expense by function for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Cost of revenue	90	21	206	215
General and administrative	1,005	480	2,530	2,142
Sales and marketing	552	472	1,056	1,225
Research and development	198	27	646	42
	1,845	1,000	4,438	3,624

The changes in the number of stock options during the nine months ended September 30, 2023 and 2022 were as follows:

	2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	1,349,001	13.60	1,283,088	12.00
Options granted	236,753	52.15	168,588	44.91
Options forfeited	(98,570)	42.67	(63,415)	46.41
Options exercised	(194,188)	4.88	(9,179)	14.52

Options outstanding – September 30	1,292,996	19.75	1,379,082	14.42
Options exercisable – September 30	850,250	7.59	887,779	4.06

The weighted average fair value of share options granted during the nine months ended September 30, 2023 and 2022 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs:

	2023	2022
	C$	C$
Weighted average stock price valuation	$52.15	$44.91
Weighted average exercise price	$52.15	$44.91
Risk-free interest rate	3.11%	2.58%
Expected life in years	4.5	6.25
Expected dividend yield	—%	—%
Volatility	64%	63%
Weighted average fair value of options issued	$28.15	$26.94

The following table is a summary of the Company’s stock options outstanding as at September 30, 2023:

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2023
(expressed in thousands of US dollars, except share amounts)

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	639,920	2.13	0.0001 - 1.09	639,920
8.86 - 11.06	43,811	7.16	8.86 - 11.06	27,126
15.79 - 16.00	196,930	6.03	15.79 - 16.00	107,481
26.43 - 95.12	412,335	6.25	26.43 - 95.12	75,723
	1,292,996	4.21		850,250

The following table is a summary of the Company’s stock options outstanding as at September 30, 2022:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	784,368	4.71	0.0001 - 1.09	748,368
8.86 - 11.06	51,811	8.20	8.86 - 11.06	21,084
15.79 - 16.00	268,499	7.03	15.79 - 16.00	95,969
26.43 - 95.12	274,404	9.26	26.43 - 95.12	22,358
	1,379,082	6.19		887,779

DSUs

The following table presents information concerning the number of DSUs granted by the Company:

#
DSUs – December 31, 2022	87,222
Granted (at C$43.93 - $53.15 per unit)	26,813
DSUs - September 30, 2023	114,035

RSUs

The following table presents information concerning the number of RSUs granted by the Company:

#
RSUs – December 31, 2022	103,626
Granted (at C$43.55 - $52.38 per unit)	127,753
Released (at C$40.30 - $86.38 per unit)	(19,744)
Forfeited (at C$42.24 - $86.38 per unit)	(40,310)
RSUs - September 30, 2023	171,325

13	Net income (loss) per share

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2023
(expressed in thousands of US dollars, except share amounts)
Basic and diluted net income per share for the three and nine months ended September 30 are calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net income (loss) attributable to common shareholders	4,047	10,274	$(382)	$5,418

Basic weighted average number of common shares outstanding	32,474,975	33,044,250	32,907,374	33,024,887
Stock options	730,652	815,863	—	850,888
DSUs	113,272	84,254	—	68,749
RSUs	194,202	125,321	—	88,142
Diluted weighted average number of common shares outstanding	33,513,101	34,069,688	32,907,374	34,032,666

Basic net income (loss) per common share	$0.12	$0.31	$(0.01)	$0.16
Diluted net income (loss) per common share	$0.12	$0.30	$(0.01)	$0.16

For the three and nine months ended September 30, 2023, there were 87,867 and all share options and units, respectively, (three and nine months ended September 30, 2022 – nil and 15,991 shares, respectively) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

14	Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application, and professional services revenue, which includes services such as initial implementation, project management, and training.

The following table presents a disaggregation of revenue for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Subscription revenue	43,588	34,279	123,278	95,323
Professional services	2,918	2,687	8,281	8,634
	46,506	36,966	131,559	103,957

15	Cost of revenue

The following table represents cost of revenue for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Employee salaries and benefits	4,576	3,873	13,875	12,149
Web hosting fees	1,299	1,329	3,701	3,589
Third party service fees	2,605	1,763	6,878	4,361
Other	299	175	789	572
	8,779	7,140	25,243	20,671

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2023
(expressed in thousands of US dollars, except share amounts)

16	Employee compensation

The total employee compensation comprising salaries and benefits, and excluding share-based compensation, for the three and nine months ended September 30, 2023 was $27,104 and $81,927, respectively (2022 - $22,954 and $67,543).
Employee compensation costs were included in the following expenses for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Cost of revenue	4,576	3,873	13,875	12,149
General and administrative	4,089	3,582	11,909	10,328
Sales and marketing	11,380	10,900	35,957	31,013
Research and development	7,059	4,599	20,186	14,053
	27,104	22,954	81,927	67,543

17	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. Key management personnel includes the Company’s Directors and Officers.

Compensation awarded to key management personnel for the three and nine months ended September 30, 2023 and 2022 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries and benefits	1,308	1,082	3,589	2,590
Share-based compensation	1,108	425	3,245	2,106
	2,416	1,507	6,834	4,696

18	Financial instruments and risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables, and ASPP liability approximate fair values due to the short-term nature of these items or being carried at fair value. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Contingent consideration is classified as a Level 3 financial instrument. The fair value of the contingent consideration was calculated using discounted cash flows. During the three and nine months ended September 30, 2023, there were no transfers of amounts between levels in the fair value hierarchy.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2023
(expressed in thousands of US dollars, except share amounts)

19	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following tables present details on revenues derived in the following geographical locations for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
North America	35,462	28,439	99,834	78,731
Rest of World	11,044	8,527	31,725	25,226
	46,506	36,966	131,559	103,957